Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221591

PROSPECTUS SUPPLEMENT NO. 2 DATED May 1, 2020

(to Prospectus dated April 19, 2019, as supplemented by Prospectus Supplement No. 1 dated May 15, 2019)

U.S. EQUITY CUMULATIVE DIVIDENDS FUND—SERIES 2027

U.S. EQUITY EX-DIVIDEND FUND—SERIES 2027

EACH A SERIES OF METAURUS EQUITY COMPONENT TRUST

This supplement (“Supplement No. 2”) contains information which amends, supplements, or modifies certain information contained in the prospectus of Metaurus Equity Component Trust dated April 19, 2019 (“Prospectus”), as supplemented by Prospectus Supplement No. 1 dated May 15, 2019 (“Supplement No. 1”). You should read this supplement together with the Prospectus and Supplement No. 1 since the information contained herein supplements the information contained in the Prospectus and Supplement No. 1. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

Shares of the U.S. Equity Cumulative Dividends Fund—Series 2027 and the U.S. Equity Ex-Dividend Fund—Series 2027 are listed on NYSE Arca under the symbol “IDIV” and “XDIV,” respectively.

Investing in the Shares involves significant risks. See “Risk Factors” starting on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 2 is May 1, 2020.

I. Risk Factors

The following risk factors are hereby added to the section “Risk Factors – Principal Risks of the Funds – Risk Factors Relating to the Funds”:

Authorized Participant Concentration Risk.

Only an Authorized Participant may engage in creation or redemption transactions directly with the Funds. The Funds may have relationships with a limited number of institutions that act as Authorized Participants. To the extent these institutions exit the business or are unable or unwilling to proceed with creation and/or redemption orders with respect to the Funds and no other Authorized Participant is able to step forward to create or redeem Baskets, Shares of the Funds may trade at a discount or premium to NAV and possibly face trading halts and/or delisting.

Substantial Interests of each Fund are Held by a Small Number of Investors and Authorized Participants.

A substantial portion of the Shares of each Fund are held by a small number of investors, Beneficial Owners and Authorized Participants. Additionally, at any future time, and from time to time, a substantial portion of the Shares of either Fund may be held by one or a small number of investors (including the Sponsor or an affiliate of the Sponsor), Beneficial Owners and/or Authorized Participants. Such investors may hold their investments in a Fund for a specified period of time to allow the Fund to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the Fund would be maintained at such levels. In the event of substantial redemptions of Shares by one or more of these persons, the applicable Fund could be impacted adversely, which may lead to the Shares being delisted and the Fund being wound up.

Natural Disaster/Epidemic Risk.

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics (for example, the novel coronavirus COVID-19), have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social, and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation, and other disruptions to important global, local, and regional supply chains affected, with potential corresponding results on the operating performance of the Funds. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional, and local economies. These circumstances may adversely impact the Funds’ performance and the Funds’ ability to bring in new investors. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of individual companies (including, but not limited to, the Funds’ Sponsor and third-party service providers), sectors, industries, markets, securities and commodity exchanges, currencies, commodity prices, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds’ Underlying Indexes. These factors can cause substantial market volatility, exchange trading suspensions and closures, changes in the availability of and the margin requirements for certain instruments and can impact the ability of the Funds to complete redemptions and otherwise affect the Funds’ performance and the Funds’ trading in the secondary market. A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted. Impacts from these could have a significant impact on the Funds’ performance and the Funds’ ability to grow, resulting in losses to your investment and higher proportional costs for investors than would be the case if there were more investors.

II. Indexes

A. Effective April 28, 2020, the name of the Solactive® U.S. Cumulative Dividends Index—Series 2027 was changed to “Metaurus U.S. Cumulative Dividends Index—Series 2027.” All references to such index in the Prospectus shall be updated to refer to the new name. In addition, the defined term “Solactive Dividend Index” and all references thereto in the Prospectus are hereby changed to “Metaurus Dividend Index.”

B. Effective April 28, 2020, the name of the Solactive® U.S. Equity Ex-Dividends Index—Series 2027 was changed to “Metaurus U.S. Equity Ex-Dividends Index—Series 2027.” All references to such index in the Prospectus shall be updated to refer to the new name. In addition, the defined term “Solactive Ex-Dividend Index” and all references thereto in the Prospectus are hereby changed to “Metaurus Ex-Dividend Index.”

III. Creations and Redemptions

A. Effective as of the date of this Supplement No. 2, the size of the creation and redemption Baskets in connection with the continuous offering of Shares by the Ex-Dividend Fund will change from 50,000 Shares to 10,000 Shares. The size of the creation and redemption Baskets in connection with the continuous offering of Shares by the Dividend Fund will remain at 50,000 Shares. All references in the Prospectus to a Basket size of 50,000 Shares for the Ex-Dividend Fund are hereby changed to 10,000 Shares. All references in the Prospectus to the Basket size of the Dividend Fund will remain at 50,000 Shares.

B. In addition, effective as of the date of this Supplement No. 2, the transaction fee due from Authorized Participants in connection with the continuous offering of Shares by the Ex-Dividend Fund will change from $250.00 per Basket to $100.00. The transaction fee in connection with the continuous offering of Shares by the Dividend Fund will remain at $250.00 per Basket. Further, the Sponsor, in its sole discretion, may pay creation and/or redemption fees, in whole or in part, on behalf of Authorized Participants; provided that the Sponsor is under no obligation to do so.

C. The entire disclosure under the sub-heading “Creation and Redemption Basket Fees” (i) on page 8 of the Prospectus in the “Charges” section; and (ii) on page 42 of the Prospectus in the “CHARGES” section is hereby deleted and replaced with the following:

Creation and Redemption Basket Fees

In connection with the creation and redemption of Baskets, Authorized Participants will pay the Funds a transaction fee per Basket equal to (i) $250.00 with respect to the Dividend Fund and (ii) $100.00 with respect to the Ex-Dividend Fund. From this transaction fee, the Funds will pay any transaction costs and fees associated with the purchase or sale of any futures contracts acquired for or sold by the Funds. In addition, to the extent that cash is delivered or received in lieu of any of the Deposit Instruments upon the creation or redemption of Shares by an Authorized Participant, such Authorized Participant will pay an additional variable charge of up to 2% of the value of the cash that is delivered or received in lieu of any of the Deposit Instruments to a Fund to pay for any additional transaction costs and fees and price changes associated with the purchase or disposition of any of the Deposit Instruments. The transaction fees are expected to cover the fees charged by NFA and compensation to the Clearing FCM and may be subject to change from time to time. The Sponsor has paid creation fees and may, in its sole discretion, pay creation and/or redemptions fees, in whole or in part, on behalf of Authorized Participants; provided that the Sponsor is under no obligation to do so. Under the terms of the relevant Authorized Participant Agreement, Authorized Participants creating or redeeming Baskets will also be obligated to pay any taxes, governmental charges or stock transfer or similar fees in connection with such creation or redemption.

IV.  The “Performance” section of the Prospectus is hereby deleted and replaced with the following:

PERFORMANCE

From inception to March 31, 2020

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool: U.S. Equity Cumulative Dividends Fund—Series 2027

Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA

Inception of Fund: February 5, 2018

First Day of Public Trading: February 6, 2018

Aggregate Subscriptions: $25,570,760 through March 31, 2020

Current Net Asset Value: $16,880,357 at March 31, 2020

Largest monthly draw-down*: 27.23% March 2020

Worst peak to valley draw-down: 28.86% January 2020 - March 2020

Date	Month	NAV	Cash Distributions	Rate of Return
2/5/2018	Inception	$13.73
2/28/2018	February	$13.92	$0.0700	1.89%
3/31/2018	March	$13.87	$0.0900	0.29%
4/30/2018	April	$13.38	$0.0900	-2.89%
5/31/2018	May	$13.40	$0.1000	0.89%
6/30/2018	June	$13.20	$0.1025	-0.73%
7/31/2018	July	$13.26	$0.0950	1.18%
8/31/2018	August	$13.31	$0.1200	1.28%
9/30/2018	September	$13.15	$0.1200	-0.30%
10/31/2018	October	$12.60	$0.0800	-3.57%
11/30/2018	November	$12.55	$0.1200	0.56%
12/31/2018	December	$11.32	$0.1400	-8.69%
2018	Total Performance		$1.1275	-10.08%
1/31/2019	January	$12.06	$0.0525	7.00%
2/28/2019	February	$12.12	$0.1050	1.37%
3/31/2019	March	$12.13	$0.1250	1.11%
4/30/2019	April	$12.23	$0.0950	1.61%
5/31/2019	May	$11.96	$0.1250	-1.19%
6/30/2019	June	$12.07	$0.1250	1.97%
7/31/2019	July	$11.92	$0.0800	-0.58%
8/31/2019	August	$11.61	$0.1225	-1.57%
9/30/2019	September	$11.47	$0.1225	-0.15%
10/31/2019	October	$11.59	$0.0825	1.77%
11/30/2019	November	$11.92	$0.1150	3.84%
12/31/2019	December	$11.85	$0.1500	0.67%
2019	Total Performance		$1.3000	16.72%
1/31/2020	January	$11.89	$0.0850	1.05%
2/28/2020	February	$11.48	$0.1425	-2.25%
3/31/2020	March	$8.23	$0.1275	-27.23%
1/1/2020 to 3/31/2020	Total Performance		$0.3550	-28.12%
Inception to 03/31/2020	Total Performance		$2.7825	-24.56%

*	“Draw-down” means losses experienced by a Fund over a specified period.

From inception to March 31, 2020

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Name of Pool: U.S. Equity Ex-Dividend Fund—Series 2027

Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA

Inception of Fund: February 5, 2018

First Day of Public Trading: February 6, 2018

Aggregate Subscriptions: $22,112,934 through March 31, 2020

Current Net Asset Value: $22,100,730.97 at March 31, 2020

Largest monthly draw-down*: 9.49% March 2020

Worst peak to valley draw-down: 17.97% December 2019 - March 2020

Date	Month	NAV	XDIV Rate of Return
2/5/2018	Inception	$51.48
2/28/2018	February	$53.78	4.47%
3/31/2018	March	$51.91	-3.48%
4/30/2018	April	$52.25	0.65%
5/31/2018	May	$53.70	2.78%
6/30/2018	June	$54.15	0.84%
7/31/2018	July	$56.36	4.08%
8/31/2018	August	$58.43	3.67%
9/30/2018	September	$58.66	0.39%
10/31/2018	October	$53.91	-8.10%
11/30/2018	November	$55.14	2.28%
12/31/2018	December	$49.98	-9.36%
2018	Total Performance		-2.91%
1/31/2019	January	$54.27	8.58%
2/28/2019	February	$56.13	3.43%
3/31/2019	March	$57.44	2.33%
4/30/2019	April	$60.06	4.56%
5/31/2019	May	$55.59	-7.44%
6/30/2019	June	$60.22	8.33%
7/31/2019	July	$61.32	1.83%
8/31/2019	August	$60.41	-1.48%
9/30/2019	September	$61.72	2.17%
10/31/2019	October	$63.05	2.15%
11/30/2019	November	$65.31	3.58%
12/31/2019	December	$67.35	3.12%
2019	Total Performance		34.75%
1/31/2020	January	$67.32	-0.04%
2/28/2020	February	$61.04	-9.33%
3/31/2020	March	$55.25	-9.49%
1/1/2020 to 3/31/2020	Total Performance		-17.97%
Inception to 3/31/2020	Total Performance		7.32%

*	“Draw-down” means losses experienced by a Fund over a specified period.

V. Break-Even Threshold

The entire disclosure under the heading “Break-Even Threshold” on page 5 of the Prospectus is hereby deleted and replaced with the following:

Assuming an initial selling price of $8.23 per Share, which equals the NAV per Share of the Dividend Fund as of March 31, 2020, in order for a hypothetical investment in Shares in the Dividend Fund to “break even” over the next 12 months, the investment would have to generate a 0.69% or $0.057 per annum return per Share.

Assuming an initial selling price of $55.25 per Share, which equals the NAV per Share of the Ex-Dividend Fund as of March 31, 2020, for a hypothetical investment in Shares in the Ex-Dividend Fund to “break even” over the next 12 months, the investment would have to generate a 0.48% or $0.265 per annum return per Share.

For more information, please see the section “Break-Even Analysis” beginning on page 44.

VI. Break-Even Analysis

The entire “Break-Even Analysis” section of the Prospectus beginning on page 44 of the Prospectus is hereby deleted and replaced with the following:

Break-Even Analysis

Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Dividend Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $8.23 (the NAV per Share of the Dividend Fund as of March 31, 2020).

Closing NAV per Share as of 3/31/2020*	$8.23

	$	%
Management Fee (1)	0.072	0.87%
Estimated Trading and Transactions Fees (2)	0.001	0.01%
Interest Income (3)	(0.016)	(0.19%)
Amount of Trading Income Required for the Fund’s NAV at the End of One Year to Equal the Closing NAV as of 3/31/2020 (4)	(0.057)
Percent of Closing NAV as of 3/31/2020 to break-even (4)		0.69%

*	Assumes that the Shares have a constant NAV per Share of $8.23. The price per Share at which an investor purchases or sells Shares may be different from the Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.

1	The Dividend Fund will pay the Sponsor a Management Fee equal to 0.87% per year of the Dividend Fund’s average daily net assets, calculated and payable monthly in arrears. The Management Fee is paid in consideration of the services provided by the Sponsor, including procuring the services of the Dividend Fund’s other service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by the Dividend Fund.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.

3	The Dividend Fund will earn interest on the cash and Treasury Securities held by the Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest earned per year can be expected to decline as securities mature and cash distributions are made to Shareholders.

4	Based on certain interest rate, expense and other assumptions, the sum of expenses and interest income is a positive number (an expense of 0.69% of the per-Share price of $8.23, or expressed as a dollar amount, $0.057 of such per-Share price), implying a positive amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to 0.69%.

Ex-Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Ex-Dividend Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $55.25 (the NAV per Share as of March 31, 2020).

Closing NAV per Share as of 3/31/2020*	$55.25

	$	%
Management Fee (1)	0.320	0.58%
Estimated Trading and Transactions Fees (2)	0.006	0.01%
Interest Income (3)	(0.061)	(0.11%)
Amount of Trading Income Required for the Fund’s NAV at the End of One Year to Equal the Closing NAV as of 3/31/2020 (4)	0.265
Percent of Closing NAV as of 3/31/2020 to break-even (4)		0.48%

*	Assumes that the Shares have a constant NAV per Share of $55.25. The price per Share at which an investor purchases or sells Shares may be different from the Ex-Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.

1	The Ex-Dividend Fund is contractually obligated to pay the Sponsor a Management Fee equal to 0.58% per year of the Ex-Dividend Fund’s average daily net assets, calculated and payable monthly in arrears. The Management Fee is paid in consideration of the services provided by the Sponsor, including procuring the services of the Ex-Dividend Fund’s other service providers and the Sponsor’s payment of certain related fees and expenses that would otherwise have been payable by the Ex-Dividend Fund.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.

3	The Ex-Dividend Fund will earn interest on the cash and Treasury Securities held by the Ex-Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest per year can be expected to decline as securities mature.

4	Based on certain interest rate, expense and other assumptions, the sum of expenses and interest income is a positive number (an expense of 0.48% of the per-Share price of $55.25, or expressed as a dollar amount, $0.265 of such per-Share price), implying a positive amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to 0.48%.

VII. Legal Actions

The entire disclosure in the “LEGAL ACTIONS” section is hereby deleted and replaced with the following:

There have been no administrative, civil or criminal actions, whether pending or concluded, against Metaurus or any of its individual principals during the past five years which would be considered “material” as that term is defined in Section 4.24(l)(2) of the Regulations of the CFTC.

On June 1, 2011, Morgan Stanley & Co. Incorporated converted from a Delaware corporation to a Delaware limited liability company. As a result of that conversion, Morgan Stanley & Co. Incorporated is now named Morgan Stanley & Co. LLC (“MS&Co.” or the “Company”).

MS&Co. is a wholly-owned, indirect subsidiary of Morgan Stanley, a Delaware holding company. Morgan Stanley files periodic reports with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, which include current descriptions of material litigation and material proceedings and investigations, if any, by governmental and/or regulatory agencies or self-regulatory organizations concerning Morgan Stanley and its subsidiaries, including MS&Co. As a consolidated subsidiary of Morgan Stanley, MS&Co. does not file its own periodic reports with the SEC that contain descriptions of material litigation, proceedings and investigations. As a result, we refer you to the “Legal Proceedings” section of Morgan Stanley’s SEC 10-K filings for 2019, 2018, 2017, 2016, 2015, 2014 and 2013. In addition, MS&Co. annually prepares an Audited, Consolidated Statement of Financial Condition (“Audited Financial Statement”) that is publicly available on Morgan Stanley’s website at www.morganstanley.com. We refer you to the Commitments, Guarantees and Contingencies – Legal section of MS&Co.’s 2019 Audited Financial Statement.

In addition to the matters described in those filings, in the normal course of business, each of Morgan Stanley and MS&Co. has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Each of Morgan Stanley and MS&Co. is also involved, from time to time, in investigations and proceedings by governmental and/or regulatory agencies or self-regulatory organizations, certain of which may result in adverse judgments, fines or penalties. The number of these investigations and proceedings has increased in recent years with regard to many financial services institutions, including Morgan Stanley and MS&Co.

MS&Co. is a Delaware limited liability company with its main business office located at 1585 Broadway, New York, New York 10036. Among other registrations and memberships, MS&Co. is registered as a futures commission merchant and is a member of the National Futures Association.

During the preceding five years, the following administrative, civil, or criminal actions pending, on appeal or concluded against MS&Co. or any of its principals are material within the meaning of CFTC Rule 4.24(l)(2) or 4.34(k)(2):

Regulatory and Governmental Matters.

On February 25, 2015, the Company reached an agreement in principle with the United States Department of Justice, Civil Division and the United States Attorney’s Office for the Northern District of California, Civil Division (collectively, the “Civil Division”) to pay $2.6 billion to resolve certain claims that the Civil Division indicated it intended to bring against the Company. That settlement was finalized on February 10, 2016.

In October 2014, the Illinois Attorney General’s Office (“ILAG”) sent a letter to the Company alleging that the Company knowingly made misrepresentations related to RMBS purchased by certain pension funds affiliated with the State of Illinois and demanding that the Company pay ILAG approximately $88 million. The Company and ILAG reached an agreement to resolve the matter on February 10, 2016.

On January 13, 2015, the New York Attorney General’s Office (“NYAG”), which is also a member of the RMBS Working Group, indicated that it intended to file a lawsuit related to approximately 30 subprime securitizations sponsored by the Company. NYAG indicated that the lawsuit would allege that the Company misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act. The Company and NYAG reached an agreement to resolve the matter on February 10, 2016.

On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved a settlement by the Company and certain affiliates to resolve an investigation related to certain subprime RMBS transactions sponsored and underwritten by those entities in 2007.  Pursuant to the settlement, the Company and certain affiliates were charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, agreed to pay disgorgement and penalties in an amount of $275 million and neither admitted nor denied the SEC’s findings.

On April 21, 2015, the Chicago Board Options Exchange, Incorporated (CBOE) and the CBOE Futures Exchange, LLC (CFE) filed statements of charges against the Company in connection with trading by one of the Company’s former traders of EEM options contracts that allegedly disrupted the final settlement price of the November 2012 VXEM futures.  CBOE alleged that the Company violated CBOE Rules 4.1, 4.2 and 4.7, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder.  CFE alleged that the Company violated CFE Rules 608, 609 and 620.  The matters were resolved on June 28, 2016 without any findings of fraud.

On June 18, 2015, the Company entered into a settlement with the SEC and paid a fine of $500,000 as part of the MCDC Initiative to resolve allegations that the Company failed to form a reasonable basis through adequate due diligence for believing the truthfulness of the assertions by issuers and/or obligors regarding their compliance with previous continuing disclosure undertakings pursuant to Rule 15c2-12 in connection with offerings in which the Company acted as senior or sole underwriter.

On August 6, 2015, the Company consented to and became the subject of an order by the CFTC to resolve allegations that the Company violated CFTC Regulation 22.9(a) by failing to hold sufficient US Dollars in cleared swap segregated accounts in the United States to meet all US Dollar obligations to cleared swaps customers. Specifically, the CFTC found that while the Company at all times held sufficient funds in segregation to cover its obligations to its customers, on certain days during 2013 and 2014, it held currencies, such as euros, instead of US dollars, to meet its US dollar obligations.  In addition, the CFTC found that the Company violated Regulation 166.3 by failing to have in place adequate procedures to ensure that it complied with Regulation 22.9(a).  Without admitting or denying the findings or conclusions and without adjudication of any issue of law or fact, the Company accepted and consented to the entry of findings, the imposition of a cease and desist order, a civil monetary penalty of $300,000, and undertakings related to public statements, cooperation, and payment of the monetary penalty.

On December 20, 2016, the Company consented to and became the subject of an order by the SEC in connection with allegations that the Company willfully violated Sections 15(c)(3) and 17(a)(1) of the Securities Exchange Act of 1934 and Rules 15c3-3(e), 17a-5(a), and 17a-5(d) thereunder, by inaccurately calculating its Reserve Account requirement under Rule 15c3-3 by including margin loans to an affiliate in its calculations, which resulted in making inaccurate records and submitting inaccurate reports to the SEC.  Without admitting or denying the underlying allegations and without adjudication of any issue of law or fact, the Company consented to a cease and desist order, a censure, and a civil monetary penalty of $7,500,000.

On September 28, 2017, the CFTC issued an order filing and simultaneously settling charges against the Company regarding violations of CFTC Rule 166.3 by failing to diligently supervise the reconciliation of exchange and clearing fees with the amounts it ultimately charged customers for certain transactions on multiple exchanges. The order and settlement required the Company. to pay a $500,000 penalty and cease and desist from violating Rule 166.3.

On November 2, 2017, the CFTC issued an order filing and simultaneously settling charges against the Company for non-compliance with applicable rules governing Part 17 Large Trader reports to the CFTC.  The order requires the Company to pay a $350,000 penalty and cease and desist from further violations of the Commodity Exchange Act.

Civil Litigation

On July 15, 2010, China Development Industrial Bank (“CDIB”) filed a complaint against the Firm, styled China Development Industrial Bank v. Morgan Stanley & Co. Incorporated et al., which is pending in the Supreme Court of the State of New York, New York County (“Supreme Court of NY”). The complaint relates to a $275 million CDS referencing the super senior portion of the STACK 2006-1 CDO. The complaint asserts claims for common law fraud, fraudulent inducement and fraudulent concealment and alleges that the Firm misrepresented the risks of the STACK 2006-1 CDO to CDIB, and that the Firm knew that the assets backing the CDO were of poor quality when it entered into the CDS with CDIB. The complaint seeks compensatory damages related to the approximately $228 million that CDIB alleges it has already lost under the CDS, rescission of CDIB’s obligation to pay an additional $12 million, punitive damages, equitable relief, fees and costs. On February 28, 2011, the court denied the Firm’s motion to dismiss the complaint. On December 21, 2018, the court denied the Firm’s motion for summary judgment and granted in part the Firm’s motion for sanctions relating to spoliation of evidence. On January 24, 2019, CDIB filed a notice of appeal from the court’s December 21, 2018 order, and on January 25, 2019, the Firm filed a notice of appeal from the same order. On March 7, 2019, the court denied the relief that CDIB sought in a motion to clarify and resettle the portion of the court’s December 21, 2018 order granting spoliation sanctions. On January 24, 2019, CDIB filed a notice of appeal from the court’s December 21, 2018 order, and on January 25, 2019, the Firm filed a notice of appeal from the same order. On March 7, 2019, the court denied the relief that CDIB sought in a motion to clarify and resettle the portion of the court’s December 21, 2018 order granting spoliation sanctions. On December 5, 2019, the Appellate Division, First Department (“First Department”) heard the parties’ cross-appeals. Based on currently available information, the Firm believes it could incur a loss in this action of up to approximately $240 million plus pre- and post-judgment interest, fees and costs.

On October 15, 2010, the Federal Home Loan Bank of Chicago filed a complaint against the Company and other defendants in the Circuit Court of the State of Illinois, styled Federal Home Loan Bank of Chicago v. Bank of America Funding Corporation et al. A corrected amended complaint was filed on April 8, 2011, which alleges that defendants made untrue statements and material omissions in the sale to plaintiff of a number of mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans and asserts claims under Illinois law. The total amount of certificates allegedly sold to plaintiff by the Company at issue in the action was approximately $203 million. The complaint seeks, among other things, to rescind the plaintiff’s purchase of such certificates. The defendants filed a motion to dismiss the corrected amended complaint on May 27, 2011, which was denied on September 19, 2012. On December 13, 2013, the court entered an order dismissing all claims related to one of the securitizations at issue. On January 18, 2017, the court entered an order dismissing all claims related to an additional securitization at issue.  After those dismissals, the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $65 million. At December 25, 2019, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $35 million, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $35 million unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On May 17, 2013, plaintiff in IKB International S.A. in Liquidation, et al. v. Morgan Stanley, et al. filed a complaint against the Company and certain affiliates in the Supreme Court of NY. The complaint alleges that defendants made material misrepresentations and omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiff was approximately $133 million. The complaint alleges causes of action against the Company for common law fraud, fraudulent concealment, aiding and abetting fraud, and negligent misrepresentation, and seeks, among other things, compensatory and punitive damages. On October 29, 2014, the court granted in part and denied in part the Company’s motion to dismiss. All claims regarding four certificates were dismissed. After these dismissals, the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $116 million. On August 11, 2016, the First Department affirmed the trial court’s decision denying in part the Company’s motion to dismiss the complaint. At December 25, 2019, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $22 million, and the certificates had incurred actual losses of $59 million. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $22 million unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

In August of 2017, the Company was named as a defendant in a purported antitrust class action in the United States District Court for the United States District Court for the Southern District of New York styled Iowa Public Employees’ Retirement System et al. v. Bank of America Corporation et al. Plaintiffs allege, inter alia, that the Company, together with a number of other financial institution defendants, violated U.S. antitrust laws and New York state law in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for securities lending. The class action complaint was filed on behalf of a purported class of borrowers and lenders who entered into stock loan transactions with the defendants. The class action complaint seeks, among other relief, certification of the class of plaintiffs and treble damages. On September 27, 2018, the court denied the defendants’ motion to dismiss the class action complaint.

Settled Civil Litigation

On December 23, 2009, the Federal Home Loan Bank of Seattle filed a complaint against the Company and another defendant in the Superior Court of the State of Washington, styled Federal Home Loan Bank of Seattle v. Morgan Stanley & Co. Inc., et al.  The amended complaint, filed on September 28, 2010, alleges that defendants made untrue statements and material omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sold to plaintiff by the Company was approximately $233 million. The complaint raises claims under the Washington State Securities Act and seeks, among other things, to rescind the plaintiff’s purchase of such certificates. On January 23, 2017, the parties reached an agreement to settle the litigation.

On March 15, 2010, the Federal Home Loan Bank of San Francisco filed a complaint against the Company and other defendants in the Superior Court of the State of California styled Federal Home Loan Bank of San Francisco v. Deutsche Bank Securities Inc. et al. An amended complaint, filed on June 10, 2010, alleges that defendants made untrue statements and material omissions in connection with the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of certificates allegedly sold to plaintiff by the Company was approximately $276 million. The complaint raises claims under both the federal securities laws and California law and seeks, among other things, to rescind the plaintiff’s purchase of such certificates. On December 21, 2016, the parties reached an agreement to settle the litigation.

On October 25, 2010, the Company, certain affiliates and Pinnacle Performance Limited, a special purpose vehicle (“SPV”), were named as defendants in a purported class action in the United States District Court for the Southern District of New York (“SDNY”), styled Ge Dandong, et al. v. Pinnacle Performance Ltd., et al. On January 31, 2014, the plaintiffs in the action, which related to securities issued by the SPV in Singapore, filed a second amended complaint, which asserted common law claims of fraud, aiding and abetting fraud, fraudulent inducement, aiding and abetting fraudulent inducement, and breach of the implied covenant of good faith and fair dealing. On July 17, 2014, the parties reached an agreement to settle the litigation, which received final court approval on July 2, 2015.

On July 18, 2011, the Western and Southern Life Insurance Company and certain affiliated companies filed a complaint against the Company and other defendants in the Court of Common Pleas in Ohio, styled Western and Southern Life Insurance Company, et al. v. Morgan Stanley Mortgage Capital Inc., et al. An amended complaint was filed on April 2, 2012 and alleges that defendants made untrue statements and material omissions in the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of the certificates allegedly sold to plaintiffs by the Company was approximately $153 million. On June 8, 2015, the parties reached an agreement to settle the litigation.

On April 25, 2012, The Prudential Insurance Company of America and certain affiliates filed a complaint against the Company and certain affiliates in the Superior Court of the State of New Jersey, styled The Prudential Insurance Company of America, et al. v. Morgan Stanley, et al. On October 16, 2012, plaintiffs filed an amended complaint. The amended complaint alleged that defendants made untrue statements and material omissions in connection with the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company was approximately $1.073 billion. The amended complaint raises claims under the New Jersey Uniform Securities Law, as well as common law claims of negligent misrepresentation, fraud, fraudulent inducement, equitable fraud, aiding and abetting fraud, and violations of the New Jersey RICO statute, and includes a claim for treble damages. On January 8, 2016, the parties reached an agreement to settle the litigation.

In re Morgan Stanley Mortgage Pass-Through Certificates Litigation, which had been pending in the SDNY, was a putative class action involving allegations that, among other things, the registration statements and offering documents related to the offerings of certain mortgage pass-through certificates in 2006 and 2007 contained false and misleading information concerning the pools of residential loans that backed these securitizations. On December 18, 2014, the parties’ agreement to settle the litigation received final court approval, and on December 19, 2014, the court entered an order dismissing the action.

On November 4, 2011, the Federal Deposit Insurance Corporation (“FDIC”), as receiver for Franklin Bank S.S.B, filed two complaints against the Company in the District Court of the State of Texas. Each was styled Federal Deposit Insurance Corporation as Receiver for Franklin Bank, S.S.B v. Morgan Stanley & Company LLC F/K/A Morgan Stanley & Co. Inc. and alleged that the Company made untrue statements and material omissions in connection with the sale to plaintiff of mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of certificates allegedly underwritten and sold to plaintiff by the Company in these cases was approximately $67 million and $35 million, respectively. On July 2, 2015, the parties reached an agreement to settle the litigation.

On February 14, 2013, Bank Hapoalim B.M. filed a complaint against the Company and certain affiliates in the Supreme Court of NY, styled Bank Hapoalim B.M. v. Morgan Stanley et al. The complaint alleges that defendants made material misrepresentations and omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiff was approximately $141 million. On July 28, 2015, the parties reached an agreement to settle the litigation, and on August 12, 2015, the plaintiff filed a stipulation of discontinuance with prejudice.

On September 23, 2013, the plaintiff in National Credit Union Administration Board v. Morgan Stanley & Co. Inc., et al. filed a complaint against the Company and certain affiliates in the SDNY. The complaint alleged that defendants made untrue statements of material fact or omitted to state material facts in the sale to the plaintiff of certain mortgage pass-through certificates issued by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiffs in the matter was approximately $417 million. The complaint alleged violations of federal and various state securities laws and sought, among other things, rescissionary and compensatory damages. On November 23, 2015, the parties reached an agreement to settle the matter.

On September 16, 2014, the Virginia Attorney General’s Office filed a civil lawsuit, styled Commonwealth of Virginia ex rel. Integra REC LLC v. Barclays Capital Inc., et al., against the Company and several other defendants in the Circuit Court of the City of Richmond related to RMBS. The lawsuit alleged that the Company and the other defendants knowingly made misrepresentations and omissions related to the loans backing RMBS purchased by the Virginia Retirement System. The complaint asserts claims under the Virginia Fraud Against Taxpayers Act, as well as common law claims of actual and constructive fraud, and seeks, among other things, treble damages and civil penalties. On January 6, 2016, the parties reached an agreement to settle the litigation. An order dismissing the action with prejudice was entered on January 28, 2016.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against the Company and other defendants in the Superior Court of the Commonwealth of Massachusetts styled Federal Home Loan Bank of Boston v. Ally Financial, Inc. F/K/A GMAC LLC et al. An amended complaint was filed on June 29, 2012 and alleges that defendants made untrue statements and material omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $385 million. The amended complaint raises claims under the Massachusetts Uniform Securities Act, the Massachusetts Consumer Protection Act and common law and seeks, among other things, to rescind the plaintiff’s purchase of such certificates. On November 25, 2013, July 16, 2014, and May 19, 2015, respectively, the plaintiff voluntarily dismissed its claims against the Company with respect to three of the securitizations at issue. After these voluntary dismissals, the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $332 million. On July 13, 2018, the parties reached an agreement in principle to settle the litigation.

On May 3, 2013, plaintiffs in Deutsche Zentral-Genossenschaftsbank AG et al. v. Morgan Stanley et al. filed a complaint against the Firm, certain affiliates, and other defendants in the Supreme Court of NY. The complaint alleges that defendants made material misrepresentations and omissions in the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Firm to plaintiff was approximately $634 million. The complaint alleges causes of action against the Firm for common law fraud, fraudulent concealment, aiding and abetting fraud, negligent misrepresentation, and rescission and seeks, among other things, compensatory and punitive damages. On June 26, 2018, the parties entered into an agreement to settle the litigation.

On April 1, 2016, the California Attorney General’s Office filed an action against the Firm in California state court styled California v. Morgan Stanley, et al., on behalf of California investors, including the California Public Employees’ Retirement System and the California Teachers’ Retirement System. The complaint alleges that the Firm made misrepresentations and omissions regarding RMBS and notes issued by the Cheyne SIV, and asserts violations of the California False Claims Act and other state laws and seeks treble damages, civil penalties, disgorgement, and injunctive relief. On April 24, 2019, the parties reached an agreement to settle the litigation.

Beginning on March 25, 2019, the Firm was named as a defendant in a series of putative class action complaints filed in the Southern District of NY, the first of which is styled Alaska Electrical Pension Fund v. BofA Secs., Inc., et al. Each complaint alleges a conspiracy to fix prices and restrain competition in the market for unsecured bonds issued by the following Government-Sponsored Enterprises: the Federal National Mortgage Associate; the Federal Home Loan Mortgage Corporation; the Federal Farm Credit Banks Funding Corporation; and the Federal Home Loan Banks. The purported class period for each suit is from January 1, 2012 to June 1, 2018. Each complaint raises a claim under Section 1 of the Sherman Act and seeks, among other things, injunctive relief and treble compensatory damages. On May 23, 2019, plaintiffs filed a consolidated amended class action complaint styled In re GSE Bonds Antitrust Litigation, with a purported class period from January 1, 2009 to January 1, 2016. On June 13, 2019, the defendants filed a joint motion to dismiss the consolidated amended complaint. On August 29, 2019, the court denied the Firm's motion to dismiss. On December 15, 2019, the Firm and certain other defendants entered into a stipulation of settlement to resolve the action as against each of them in its entirety. On February 3, 2020, the court granted preliminary approval of that settlement.